SOFI SECURITIES LLC
(SEC ID No. 8-68389)

Statement of Financial Condition as of December 31, 2025 and Report of independent registered public accounting firm

This report is filed in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3



Deloitte & Touche LLP
555 Mission Street Suite 1400
San Francisco, CA 94105
USA
Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Directors of SoFi Technologies, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SoFi Securities LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2026

We have served as the Company's auditor since 2019.

SOFI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash and cash equivalents (Note 2)	$ 65,876,100
Cash – segregated under federal regulations	8,494,744
Securities owned	143,214
Capitalized marketing costs	25,713,821
Prepaid expenses and other assets	10,486,126
Due from affiliates (Note 2)	360,573
Total assets	$ 111,074,578

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued liabilities	$ 4,938,148
Payable to brokerage clients	4,197,034
Due to affiliates (Note 2)	415,998
Total liabilities	9,551,180
Member's equity	101,523,398
Total liabilities and member's equity	$ 111,074,578

The accompanying notes are an integral part of the Statement of Financial Condition

SOFI SECURITIES LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

December 31, 2025

1. Nature of business and summary of significant accounting policies

Nature of business

SoFi Securities LLC (the "Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934, as amended ("the Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist of operating a cash management account ("CMA") which is a bank sponsored cash management account program on behalf of our customers ("Members"), in addition to facilitating brokerage transactions through our introductory relationship with APEX Clearing Corporation ("Clearing Broker"), as discussed below.

The Company is wholly owned by Social Finance, LLC (the "Parent", a wholly owned subsidiary of SoFi Technologies, Inc., a public issuer) and is affiliated with SoFi Wealth, LLC ("SoFi Wealth"), an investment advisor registered with the SEC; and with SoFi Bank, National Association ("SoFi Bank"), an FDIC insured, nationally chartered bank. All aforementioned affiliates are wholly owned by SoFi Technologies, Inc.

Introducing arrangement

The Company has a clearing agreement with our Clearing Broker, who executes, clears and settles all customer securities transactions on a fully disclosed basis. Therefore, the Company does not carry or clear customer accounts with respect to this aspect of our business. The Company's agreement with its Clearing Broker provides that the Clearing Broker will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act. Our Clearing Broker also performs all services customarily performed thereon, including the preparation and distribution of customers' confirmation and statements under the Act and the rules of FINRA of which the Company is a member.

Self-clearing bank deposit program

The Company provides a CMA program whereby its customers may place funds on deposit directly with SoFi Bank, N.A. as the sole program bank. An aggregation of customer funds on account are tracked through an account held at SoFi Bank, N.A. for the exclusive benefit of customers that is separate and distinct from any other accounts maintained by the Company with SoFi Bank, N.A.

Basis of presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash includes unrestricted deposits with financial institutions in operating accounts that are subject to credit risk to the extent those balances exceed the applicable Federal Deposit Insurance Corporation limits.

Cash equivalents represents a money market fund held with a major financial institution. We consider all highly liquid investments with an original maturity date of three months or less to be cash equivalents. As of December 31, 2025 we held $43,500,000 in a money market fund with one financial institution.

Cash – segregated under federal regulations

Cash segregated and on deposit for regulatory purposes consists primarily of qualified deposits in a special reserve bank account for the exclusive benefit of customers under the Customer Protection Rule.

Capitalized marketing costs

The Company capitalizes certain incremental costs of obtaining contracts with customers, including commissions and success fees paid to third parties in connection with the acquisition of member brokerage accounts. These costs are capitalized on a contract-by-contract basis when they are incremental to obtaining a contract and are expected to be recoverable consistent with the guidance in ASC 340-40, *Other Assets and Deferred Costs - Contracts with Customers*. Significant judgment is applied in determining the costs eligible for capitalization, including estimating the period over which the asset is expected to provide economic benefit and assessing whether those costs are expected to be recovered.

Capitalized marketing costs are amortized on a straight-line basis over the estimated weighted average life ("WAL") of the related customer accounts. The WAL is determined based on the Company's historical experience and management's expectations regarding customer relationship periods. Changes in the estimated WAL or expected customer relationship period are accounted for prospectively as adjustments to the remaining amortization period. The Company evaluates the recoverability of these capitalized costs on a quarterly basis by calculating the expected revenue generated by these new accounts over the WAL and comparing that to the carrying amount of an asset recognized. Impairment charges are recognized to the extent that the carrying amount exceeds the future revenue the Company expects to receive from the customer. There were no impairment losses recognized during the year ended December 31, 2025.

The Company's total capitalized cost of obtaining contracts with customers as of December 31, 2025 was $25,713,821 and is presented within Capitalized marketing cost on the statement of financial condition.

Prepaid expenses and other assets

Prepaid expenses and other assets primarily consist of prepaid marketing costs which are expensed when they are earned by the vendor in conjunction with the opening of new CMA accounts and fees receivable from our clearing broker.

Payable to brokerage clients

Payable to brokerage clients represents cash incentive rewards earned by customers that have yet to be applied to the customers account (i.e., paid). The amounts are settled between the Company and the customer pursuant to the specific incentive terms.

Fair value measurements

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We use a three-level fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available and to minimize the use of unobservable inputs when determining fair value. The three levels are defined as follows:

> Level 1 - Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.

> Level 2 – Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or observable inputs other than quoted prices.

> Level 3 – Unobservable inputs for assets or liabilities for which there is little or no market data, which requires us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability the asset or liability.

A financial instrument's categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's financial instruments measured at fair value on a recurring basis include securities owned, which rely on Level 1 inputs. The Company uses the market approach to determine the fair value and uses quoted prices in active markets for an identical asset to measure the fair value for Level 1 inputs. Certain carrying amounts of the Company's financial instruments, including cash and cash equivalents, cash - segregated under federal

regulations, accounts receivable, and accounts payable, approximate fair value due to their short-term nature. During the year we had no Level 3 assets and therefore had no transfers into or out of Level 3.

Income taxes

The Company is a single member limited liability company, which is treated as an entity disregarded as separate from its owner for federal and state income tax purposes, and therefore does not pay income taxes in any jurisdiction. Accordingly, taxable income and losses of the Company are reported in the income tax return of the Parent and no provision for income taxes has been recorded in the accompanying financial statements. The Company, as a single-member LLC, is not allocated income taxes from the Parent because it does not have a tax-sharing agreement.

Segment reporting

In accordance with ASC Topic 280 - Segment Reporting ("ASC 280"), the Company has determined that it has a single operating and reportable segment.

Recently accounting standards issued, but not yet adopted

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses for Accounts Receivable and Contract Assets*. The ASU provides an optional practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets. The standard is effective for annual periods beginning after December 15, 2025, and interim periods within those annual periods, with early adoption permitted. The standard should be applied on a prospective basis. We are currently evaluating the impact of this standard on our consolidated financial statements.

2.   Related-party transactions

Due from affiliates

As of December 31, 2025, the amounts due from affiliates were as follows:

Due from Parent	$	320,270
Due from SoFi Bank		40,303
Total due from affiliates	$	360,573

As of December 31, 2025, the Company has a balance due from the Parent of $320,270, which is primarily comprised of intercompany receivables for reward point redemptions in broker-dealer products, which were earned through SoFi affiliate products. Reward point redemptions do not impact the statement of operations as they represent amounts reimbursable from the Parent for payments made to customers on their behalf.

All of our Cash management fees earned from program banks were earned from SoFi Bank, an affiliated national banking association. As of December 31, 2025, the Company has a balance due from SoFi Bank of $40,303 related to cash management fees net of expenses associated with the Bank Sweep Program.

Due to affiliates

As of December 31, 2025, the amounts due to affiliates were as follows:

Due to SoFi Wealth	$	415,998
Total due to affiliates	$	415,998

The Company has a Banking Services Agreement with SoFi Bank, that provides consumer banking services and products. Under the Banking Services Agreement ("BSA"), SoFi Bank has the right to request repayment for the direct costs incurred to provide these services. These transactions are subject to Section 23B of the Federal Reserve Act which requires periodic management evaluation to ensure fees charged to affiliates are on comparable terms with those that would be

charged to non-affiliates for similar services. Pursuant to the BSA, amounts paid to SoFi Bank represent direct expenses which are allocated to the Company.

The Company has an Investment Advisor Services Agreement with SoFi Wealth, that provides trading and advisory services. As of December 31, 2025, the Company has a balance due to SoFi Wealth of $415,998, related to the investment advisor fees.

The Company and its Parent, pursuant to a Management Services Agreement ("MSA"), agreed that the Parent will assume responsibility for certain indirect operating expenses incurred by the Company in accordance with FINRA Notice to Members 03-63 (the "Notice"). Consistent with the provisions set forth in the Notice, the Company maintains a schedule of unallocated indirect operating expenses paid for by the Parent on behalf of the Company.

Other related party disclosures

The Company has two operating accounts in its name with SoFi Bank to facilitate banking services. The first operating account is used to settle day to day operating activities related to the Company's instant account transfers, as of December 31, 2025 the balance was $11,100,255. The second operating account is used to settle accrued interest, interchange fees, and any negative balances related to CMA accounts, as of December 31, 2025 the balance was $7,765,399. The operating accounts are presented within Cash and cash equivalents on the statement of financial condition in the amount of $18,865,655.

Executives, directors, and all employees of SoFi Technologies, Inc. may apply for the Company's products. All such transactions by related persons were made in the ordinary course of business and offered with consistent terms available to third parties.

3. Off balance sheet transactions

As discussed in footnote 1, the Company maintains a bank deposit program with SoFi Bank. As of December 31, 2025 the total amount of customer funds held at SoFi Bank was $ 198,487,723.

4. Regulatory requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Exchange Act Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company elected to use the alternative method, permitted by Exchange Act Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. The Company did not execute any of these transactions during 2025. Moreover, broker-dealers are required to notify the SEC and other regulators prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more of its excess net capital (net capital less minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer. As of December 31, 2025, the Company had net capital of $57,113,849, which was in excess of its required net capital.

The Company is also subject to the SEC Customer Protection Rule (SEC Rule 15c3-3), which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. Amounts included within *Cash – segregated under federal regulations* in the statement of financial condition represent actual balances on deposit. Cash required to be segregated and on deposit for regulatory purposes at December 31, 2025 totaled $4,197,034 and the balance in the reserve account was $8,494,744.

5. Concentrations of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. Commitments and contingencies

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7. Segment reporting

The Company consists of a single operating and reportable segment that comprises the entire entity. The accounting policies of the segment are the same as those described in Note 1. The Company's President is its chief operating decision maker ("CODM"). The CODM reviews the Company's net income to allocate resources and assess performance. The CODM reviews the significant expense categories as presented on the statement of operations. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

8. Subsequent events

The Company evaluated events through February 26, 2026, the date that these financial statements were available to be issued, and determined that there were no subsequent events requiring adjustment in these financial statements.